

CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03050100

Madrid, 7 April 2003

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

4/21

RELEVANT FACT

Translation from Spanish

Notice is hereby given to the CNMV that, in the General Shareholders' Meeting of CORPORACION MAPFRE, S.A., held on 29 March 2003 on first call, shareholders have resolved to:

- Approve the Non-consolidated and Consolidated Annual Accounts for fiscal year 2002 (which were filed with the CNMV, together with an accompanying letter, on 14 March 2003).
- Approve the distribution of results proposed by the Board of Directors, and the payment therefore, out of Results from previous years pending application (general reserves of the Company), of a dividend of 0.10 euros gross to each share numbered 1 through 181,564,536, inclusive. This dividend will be payable from 2 June 2003 (a dividend of € 0.09 gross per share was paid in December 2002, as agreed by the Extraordinary Shareholders' Meeting held on 4 December 2002).
- Approve the activities of the Board of Directors during fiscal year 2002
- Ratify the appointment as Board Member of Mr. Francisco Ruiz Risueño, approved by the Board of Directors on 12 March 2003, and renewal for a new term of four years of the appointment of Board Members Mr. Luis Hernando de Larramendi Martínez, Mr. Manuel Jesús Lagares Calvo, Mr. Alberto Manzano Martos, Mr. Antonio Miguel-Romero de Olano, Mr. José Manuel Martínez Martínez, Mr. Alfonso Rebuelta Badías, Mr. Pedro Unzueta Uzcanga and Mr. José Manuel González Porro.
- Renew the appointment of the firm Ernst & Young, S.L. as Auditors of the Accounts of the Company for fiscal year 2003.
- Select the option, available to CORPORACION MAPFRE as the controlling company of its Consolidated Group, to calculate and pay Corporate Income Tax on a consolidated basis for an indefinite period of time.

Madrid, 1 April 2003